U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL

BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

CRESCENDO CAPITAL CORP.

(Name of Small Business Issuer in its charter)

Nevada	06-1767189
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

790 Fairway Circle

Baldwinsville, New York  13027

(Address of principal executive offices)  (Zip Code)

Issuer's telephone number: (315) 451-7515

Issuer's facsimile number:  (315) 453-7311

Copies to:

Richard W. Jones, Esq.

Buker, Jones & Haley, P.C.

115 Perimeter Center Place, Suite 170

Atlanta, Georgia  30346-1238

(770) 804-0500

www.corplaw.net

Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class	Name of Exchange on which
to be so registered:	each class is to be registered:

Common Stock, $0.0001	N/A

TABLE OF CONTENTS

Page No.

PART I

Item 1  Description of Business

3

Item 2  Management's Discussion and Analysis or Plan of Operation

6

Item 3.  Description of Property

10

Item 4.  Security Ownership of Certain Beneficial Owners and Management

11

Item 5.  Directors, Executive Officers, Promoters and Control Persons

12

Item 6.  Executive Compensation

13

Item 7.  Certain Relationships and Related Transactions

13

Item 8.  Description of Securities.

13

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters

14

Item 2.  Legal Proceedings

15

Item 3.  Changes In and Disagreements with Accountants

15

Item 4.  Recent Sales of Unregistered Securities

15

Item 5.  Indemnification of Directors and Officers

15

PART F/S

Index to Financial Statements

17

PART III

Item 1.  Index to Exhibits

38

SIGNATURES

39

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)

BUSINESS DEVELOPMENT

Crescendo Capital Corp. (the "Company" or the "Registrant") was incorporated in the State of Nevada on January 17, 2006. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination, but it has made no efforts to identify a possible business combination at this time. As a result, the Company has not conducted negotiations or entered into a letter of intent concerning any target business. The business purpose of the Company is to seek the acquisition of, or merger with, an existing company.

(b)

BUSINESS OF ISSUER

Based on its proposed business plan, the Company is a "blank check" company. The SEC defines those companies as "any development stage company that is issuing a penny stock, within the meaning of Section 3 (a)(51) of the Exchange Act, and that has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies." Management does not intend to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. The Company intends to comply with the periodic reporting requirements of the Exchange Act for so long as we are subject to those requirements.

We have not had any revenue since we were organized for the purpose of creating a corporate vehicle to seek, investigate and, if such investigation warrants, engage in business combinations with firms who or which seek the benefits of a publicly held corporation. We anticipate that we will seek these business combination targets through business associates and acquaintances and will search business publications for target businesses. Our principal business objective will be to seek long-term growth potential in a business combination venture rather than to seek immediate, short-term earnings. We will not restrict our search to any specific business, industry or geographical location, and we may engage in a business combination.

We do not currently engage in any business activities which provide cash flow. The costs of identifying, investigating, analyzing and consummating business combinations, will either be deferred or they will be paid with money in our treasury, by private investment or by loans from our directors and promoters. Any such loans or deferred expenses would be on an interest-free basis, payable only upon consummation of a merger transaction. Upon consummation of a business combination, we may reimburse our management or promoters for any such loans or expenses.

We may seek a business combination with companies that have recently commenced operations, are developing companies in need of additional funds for expansion into new products or markets, are seeking to develop a new product or service, or are established businesses which may be seeking new modes of capitalizing their operations. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself, such as time delays, significant expense, loss of voting control and compliance with various Federal and State securities laws. To the extent that the business combination involves company that is seeking to raise funds through future securities offerings, shareholders ownership interest could be diluted further.

Management believes that the probable desire on the part of the owners of target businesses to assume voting control over us to avoid tax consequences or to have complete authority to manage the business will almost assure that we will combine with just one target business. Management also anticipates that upon consummation of a business combination, there will be a change in our control, which will most likely result in the resignation or removal of our present officers and directors. None of our officers or directors have had any preliminary contact or discussions with representatives of any other entity regarding a specific business combination. There is a risk that a selected target business may be a financially unstable company or an entity in the early stage of development or growth. This could include entities without established records of sales or earnings. Accordingly, we could be subjected to the numerous risks inherent in the business and operations of a financially unstable company, an early stage company or a development stage company. In addition, we may effect a business combination with an entity in an industry characterized by a high level of risk, and although management will endeavor to evaluate the risks inherent in a particular industry or target business, there can be no assurance that our management will properly ascertain or assess all significant risks.

We anticipate that the selection of a business combination will be complex and risky. Because of general economic conditions, rapid technological advances being made in some industries, and shortages of available capital, management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the benefits of a publicly traded corporation. Such perceived benefits of a publicly traded corporation may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for the principals of a business, creating a means for providing incentive stock options or similar benefits to key employees, providing liquidity, and other factors. Potential business combination opportunities may occur in many different industries and may involve acquisition candidates which are in various stages of development. This will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

Evaluation of Business Combinations

The analysis of business combinations will be undertaken by or under the supervision of our officers and directors, none of whom is a professional business analyst. In analyzing prospective business combinations, management will consider such matters as the available technical, financial, and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management, the depth of management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the acquisition candidate; market share and potential for market growth; the potential for growth or expansion, the potential for profit; the industry in which the acquisition candidate operates and the potential for growth in that industry; the perceived public recognition or acceptance of products or services; name identification and other relevant factors. Our officers and directors or advisors will meet personally with management and key personnel of potential target businesses as part of their investigation.

It may be anticipated that any business combination will present certain risks. Many of these risks cannot be adequately identified prior to selection, and investors must therefore depend on the ability of management to identify and evaluate such risks. In the case of some of the potential combinations available to us, it may be anticipated that the promoters of such target businesses have been unable to develop a going concern or that such business is in its development stage in that it has not generated significant revenues from its principal business activity prior to a combination transaction with us. There is a risk, even after the consummation of such business combinations and the related expenditure of our funds, that the combined enterprises will still be unable to become a going concern or advance beyond the development stage. The business combination target may involve new and untested products, processes, or market strategies, which may not succeed. In the event of such a combination these risks will be assumed by us and, therefore, our shareholders.

Business Combinations

A business combination may be structured in a variety of ways. We may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. We may also purchase stock or assets of an existing business. Any merger or acquisition effected by us may be expected to have a significant dilutive effect on the percentage of shares held by our then-shareholders. On the consummation of a business combination, it is anticipated that the target business will have significantly more assets than we have; therefore, management plans to offer a controlling interest in the Registrant to the target business. While the actual terms of a transaction to which we may become a party cannot be predicted, it may be expected that the parties to the business combination will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368 or 351 of the Internal Revenue Code of 1989. In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, our shareholders, would retain 20% or less of the issued and outstanding shares of the surviving entity, which would be likely to result in significant dilution in the equity of such shareholders. In addition, it is anticipated that all or a majority of our directors and officers may, as part of the terms of the acquisition transaction, resign as directors and officers of the surviving company.

It is anticipated that any securities issued in any reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of this transaction, we may agree to register such securities either at the time the transaction is consummated under certain conditions, or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our common stock may have a depressive effect on such market.

Competition

We are an insignificant player among the firms which engage in business combinations. There are many established venture capital and financial services companies which have significantly greater financial, personnel resources and technical expertise than we will. In view of our limited financial resources and limited management availability, we will continue to be at a competitive disadvantage compared to our competitors. Also, we will be competing with a number of other small, blank check and public and shell companies.

Employees

We currently have no employees. Each of our officers and directors is engaged in business activities outside of the Company, and the amount of time they will devote to our business will be minimal. It is anticipated that the President and our other officers and directors will devote the necessary time to our affairs each month that will allow us to obtain a successful business opportunity as more specifically described herein.

We expect to use attorneys and accountants as necessary, and do not anticipate a need to engage any full-time employees during the phase devoted to seeking and evaluating business opportunities. The need for employees and their availability will be addressed along with the decisions to acquiring or participate in a specific business opportunity. Although there is no current plan to hire employees on a full-time or part-time basis, on consummation of a business combination it is likely that employees will be hired.

Until an active business is commenced or acquired, we will have no employees or day-to-day operations. We are unable to make any estimate as to the future number of employees which may be necessary. If an existing business is acquired it is possible that we would hire its existing staff.

(c)

REPORTS TO SECURITY HOLDERS.

(1)

The Company is not required to deliver an annual report to security holders and at this time does not anticipate the distribution of such a report.

(2)

The Company will file reports with the SEC. Following the effectiveness of this Registration Statement, the Company will be a reporting company and will comply with the requirements of the Securities Exchange Act of 1934, as amended.

(3)

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Our principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with a business rather than immediate, short-term earnings. The Company will not restrict our potential candidate target companies to any specific business, industry or geographical location and, thus, may acquire any type of business.

The Company does not currently engage in any business activities that provide cash flow. The costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in our treasury, by private investment or by loans from our officers, directors or promoters.

During the next twelve months we anticipate incurring costs related to:

(i)

filing of Exchange Act reports, and

(ii)

costs relating to consummating an acquisition.

None of our officers or directors has had any preliminary contact or discussions with any representative of any other entity regarding a business combination with us. Our management anticipates that it will likely be able to effect only one business combination, due primarily to our limited financing, and the dilution of interest for present and prospective stockholders, which is likely to occur as a result of our management's plan to offer a controlling interest to a target business in order to achieve a tax free reorganization. This lack of diversification should be considered a substantial risk in investing in us, because it will not permit us to offset potential losses from one venture against gains from another.

The Company anticipates that the selection of a business combination will be complex and risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are numerous firms seeking even the limited additional capital which we will have and/or the perceived benefits of becoming a publicly traded corporation. Such perceived benefits include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

RISK FACTORS

THERE MAY EXIST CONFLICTS OF INTEREST ON THE PART OF OUR OFFICERS AND DIRECTORS.

Our directors and officers are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Each of our officers and directors is engaged in business activities outside of the Company. There exists potential conflicts of interest including, among other things, time, effort and business combinations with other such entities.

Our officers and directors are not currently involved as officers and directors of other blank check companies, although they may be in the future. Conflicts with other blank check companies with which members of management may become affiliated in the future may arise in the pursuit of business combinations. A potential conflict of interest may result if and when any of our officers or directors become an officer or director of another company, especially another blank check company.

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE NO OPERATING HISTORY.

As the Company has no operating history or revenue and only minimal assets, there is a risk that we will be unable to continue as a going concern and consummate a business combination. The Company has had no recent operating history nor any revenues or earnings from operations since inception. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in our incurring a net operating loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. We may not be able to identify a suitable business opportunity and consummate a business combination.

WE EXPECT A MERGER OR ACQUISITION TO RESULT IN A LACK OF DIVERSIFICATION WHICH MEANS WE WILL BE SUBJECT TO ECONOMIC FLUCTUATION WITHIN A PARTICULAR INDUSTRY.

Because we have limited capital, it is unlikely we will be capable of negotiating more than one acquisition or merger. As a result, we expect to experience a lack of diversification which may subject us to economic fluctuation within a particular industry in which a target company conducts business. In addition, any merger or acquisition effected by us may result in the issuance of additional securities, which may result in substantial dilution to the existing shareholders.

THERE IS COMPETITION FOR PRIVATE COMPANIES SUITABLE FOR A MERGER TRANSACTION OF THE TYPE CONTEMPLATED BY MANAGEMENT.

The Company is in a highly competitive market for a small number of business opportunities which could reduce the likelihood of consummating a successful business combination. We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including small public companies and venture capital firms, are active in mergers and acquisitions of companies that may be desirable target candidates for us. Nearly all these entities have significantly greater financial resources, technical expertise and managerial capabilities than we do; consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. These competitive factors may reduce the likelihood of our identifying and consummating a successful business combination.

OUR MANAGEMENT HAS LIMITED EXPERIENCE AND MAY MISS CERTAIN BUSINESS OPPORTUNITIES.

Our success will be dependent on our management. Our officers and director have only limited experience in the business activities in which we intend to engage. Management believes it has sufficient experience to implement our business plan, although additional managerial assistance may be required.

FUTURE SUCCESS IS HIGHLY DEPENDENT ON THE ABILITY OF MANAGEMENT TO LOCATE AND ATTRACT A SUITABLE ACQUISITION.

The nature of our operations is highly speculative. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, we may not be successful in locating candidates meeting that criterion. In the event we complete a business combination, the success of our operations will be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

OUR OFFICERS AND DIRECTORS ARE NOT PROFESSIONAL BUSINESS ANALYSTS.

The quality and desirability of business combinations will be determined by or under the supervision of our officers and directors. Our officers and directors are not professional business analysts and they may choose poor business combinations or they may miss good business combination opportunities.

THE COMPANY HAS NO EXISTING AGREEMENT FOR A BUSINESS COMBINATION OR OTHER TRANSACTION.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. We may not successfully identify and evaluate suitable business opportunities, and we may not conclude a business combination. Management has not identified any particular industry or specific business within an industry for evaluation. We may not be able to negotiate a business combination on favorable terms.

MANAGEMENT INTENDS TO DEVOTE ONLY A LIMITED AMOUNT OF TIME TO SEEKING A TARGET COMPANY WHICH MAY ADVERSELY IMPACT OUR ABILITY TO IDENTIFY A SUITABLE ACQUISITION CANDIDATE.

While seeking a business combination, management anticipates devoting no more than a few hours per week to the Company's affairs. Our officers have not entered into written employment agreements with us and are not expected to do so in the foreseeable future. This limited commitment may adversely impact our ability to identify and consummate a successful business combination.

THE TIME AND COST OF PREPARING A PRIVATE COMPANY TO BECOME A PUBLIC REPORTING COMPANY MAY PRECLUDE US FROM ENTERING INTO A MERGER OR ACQUISITION WITH THE MOST ATTRACTIVE PRIVATE COMPANIES.

Potential combination candidates may not be capable of complying with SEC disclosure requirements, such as audited financial statements. Sections 13 and 15(d) of the Exchange Act require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare these statements may significantly delay or essentially preclude consummation of an acquisition. Otherwise suitable acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable to the Company.

THE REPORT OF OUR INDEPENDENT AUDITORS INDICATES UNCERTAINTY CONCERNING OUR ABILITY TO CONTINUE AS A GOING CONCERN AND THIS MAY IMPAIR OUR ABILITY TO CONSUMMATE A BUSINESS COMBINATION.

Our independent auditors have raised substantial doubt about our ability to continue as a going concern. We cannot assure you that this will not impair our ability to consummate a business combination. Additionally, we cannot assure you that we will ever achieve significant revenues and therefore remain a going concern.

THE COMPANY MAY BE SUBJECT TO FURTHER GOVERNMENT REGULATION WHICH WOULD ADVERSELY AFFECT OUR OPERATIONS.

Although we will be subject to the reporting requirements under the Exchange Act, management believes we will not be subject to regulation under the Investment Company Act of 1940, as amended (the "Investment Company Act"), since we will not be engaged in the business of investing or trading in securities. If we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. If so, we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to our status under the Investment Company Act, and any violation of the Act could subject us to material adverse consequences.

ANY POTENTIAL ACQUISITION OR MERGER WITH A FOREIGN COMPANY MAY SUBJECT US TO ADDITIONAL RISKS.

If we enter into a business combination with a foreign concern, we will be subject to risks inherent in business operations outside of the United States. These risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings, and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

THERE IS CURRENTLY NO TRADING MARKET FOR OUR COMMON STOCK.

Outstanding shares of our Common Stock cannot be offered, sold, pledged or otherwise transferred unless subsequently registered pursuant to, or exempt from registration under, the Securities Act and any other applicable federal or state securities laws or regulations. These restrictions will limit the ability of our stockholders to liquidate their investment.

OUR BUSINESS WILL HAVE NO REVENUES UNLESS AND UNTIL WE MERGE WITH OR ACQUIRE AN OPERATING BUSINESS.

We are a development stage company and have had no revenues from operations. We may not realize any revenues unless and until we successfully merge with or acquire an operating business.

THE COMPANY ANTICIPATES THAT IT WILL ISSUE MORE SHARES IN A MERGER OR ACQUISITION, WHICH WILL RESULT IN SUBSTANTIAL DILUTION.

Our certificate of incorporation authorizes the issuance of a maximum of 100,000,000 shares of common stock and a maximum of 10,000,000 shares of preferred stock. Any merger or acquisition effected by us may result in the issuance of additional securities without stockholder approval and may result in substantial dilution in the percentage of our common stock held by our then existing stockholders. Moreover, the common stock issued in any such merger or acquisition transaction may be valued on an arbitrary or non-arm's-length basis by our management, resulting in an additional reduction in the percentage of common stock held by our then existing stockholders. Our Board of Directors has the power to issue any or all of such authorized but unissued shares without stockholder approval. To the extent that additional shares of Common Stock or Preferred Stock are issued in connection with a business combination or otherwise, dilution to the interests of our stockholders will occur and the rights of the holders of Common Stock might be materially adversely affected.

THE COMPANY HAS CONDUCTED NO MARKET RESEARCH OR IDENTIFICATION OF BUSINESS OPPORTUNITIES, WHICH MAY AFFECT OUR ABILITY TO IDENTIFY A BUSINESS TO MERGE WITH OR ACQUIRE.

The Company has neither conducted nor have others made available to us results of market research concerning prospective business opportunities. Therefore, we have no assurances that market demand exists for a merger or acquisition as contemplated by us. We may not be able to acquire a business opportunity on terms favorable to us. Decisions as to which business opportunity to participate in will be unilaterally made by our management, which may act without the consent, vote or approval of our stockholders.

OUR COMMON STOCK MAY NOT BE LISTED ON NASDAQ OR ANY OTHER SECURITIES EXCHANGE FOLLOWING A BUSINESS COMBINATION.

Following a business combination, we may seek the listing of our common stock on NASDAQ or another United States Stock Exchange. However, we may not be able to meet the initial listing standards of such an exchange following the merger, and even if we are able to obtain such a listing initially, we may not be able to maintain such listing of our common stock. After completing a business combination, until our common stock is listed on the NASDAQ or another stock exchange, we expect that our common stock would be eligible to trade on the OTC Bulletin Board, another over-the-counter quotation system, or on the "pink sheets," where our stockholders may find it more difficult to dispose of shares or obtain accurate quotations as to the market value of our common stock. In addition, we would be subject to an SEC rule that, if we failed to meet the criteria set forth in such rule, imposes various practice requirements on broker-dealers who sell securities governed by the rule to persons other than established customers and accredited investors. Consequently, such rule may deter broker-dealers from recommending or selling our common stock, which may further affect the liquidity of our stock. This would also make it more difficult for us to raise additional capital following a business combination.

WE HAVE NEVER PAID DIVIDENDS ON OUR COMMON STOCK.

We have never paid dividends on our Common Stock and do not presently intend to pay dividends in the foreseeable future. We anticipate that any funds available for payment of dividends will be re-invested into the Company to further its business plan.

AUTHORIZATION OF PREFERRED STOCK.

Our Certificate of Incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of the common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of our authorized preferred stock, we may do so in the future.

THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO US, OUR INDUSTRY AND TO OTHER BUSINESSES.

These forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that may cause our actual results to differ materially from those contemplated in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company neither rents nor owns any properties. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31, 2006, by (i) each person who is known by us to own beneficially more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all our directors and officers as a group. None of the current shareholders have received or will receive any extra or special benefits that were not shared equally (pro-rata) by all holders of shares of our stock.

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock(1)
Anthony E. Lombardo 790 Fairway Circle Baldwinsville, New York 13027	400,000	3.1%
Margaret L. Sollish 8 Salina Street Baldwinsville, New York 13027	200,000	1.6%
Allison M. Clark 5573 Juno Drive Lakeview, New York 14085	150,000	1.1%
Probst Capital, LLC(2) 115 Perimeter Center Place Suite 170 Atlanta, Georgia 30346	6,000,000	46.5%
Cobalt Blue, LLC (3) 106 Glenwood Drive Liverpool, New York 13090	6,000,000	46.5%
All Officers and Directors as a Group (3 persons)	750,000	5.8%

(1)

Applicable percentage ownership is based on 12,900,000 shares outstanding as of August 31, 2006. There are no options, warrants, rights, conversion privilege or similar right to acquire the common stock of the Company outstanding as of August 31, 2006.

(2)

Probst Capital, LLC is a Georgia limited liability company that is beneficially owned by Richard W. Jones, a partner with the law firm of Buker, Jones & Haley, P.C., which serves as counsel to the Company.

(3)

Cobalt Blue, LLC is a New York limited liability company located in Liverpool, New York that is beneficially owned by Mary Passalaqua, a resident of Liverpool, New York.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

MANAGEMENT

The following table provides information concerning our officers and directors. All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified.

NAME	AGE	POSITION
Anthony E. Lombardo	45	President/Director
Margaret L. Sollish	54	Secretary-Treasurer/Director
Allison M. Clark	25	Director

BIOGRAPHY

Anthony E. Lombardo is the President and a Director of the Company, and he has held those positions since the Company's inception. From March, 1998 to December, 1992, Mr. Lombardo worked as a telemedicine program supervisor for Hughes Aircraft in Arlington, Texas. From January, 1993 to the present, Mr. Lombardo has worked as the General Manager of Palmer Granite Garage, a car dealership located in Fulton, New York.

Margaret L. Sollish is Secretary, Treasurer and a Director of the Company and she has held these positions since the Company's inception. From 1998 to 2001 Ms. Sollish worked as an accountant for POMCO, Inc., a third party healthcare insurance provider located in Syracuse, New York. From 2001 to the present, Ms. Sollish has been employed as an administrative assistant by Lybolt-Daly, Inc., a property management company located in Liverpool, New York. From 1971 to 1972 Ms. Sollish attended Syracuse University located in Syracuse, New York.

Allison M. Clark is a Director of the Company, and she has held this position since the Company's inception. From 2001 to 2005, Ms. Clark was employed as a physical therapist for Train to Attain, Inc., a post rehabilitation personal training company located in Syracuse, New York. From 2006 to the present, Ms. Clark has been employed as a teacher by the Williamsville Central School District located in Williamsville, New York. In 2002, Ms. Clark received a Bachelor of Science degree in health science from the SUNY school located in Cortland, New York. In 2003, Ms. Clark received a Master of Science degree in health and human performance from Canisius College, located in Buffalo, New York. In 2006, Ms. Clark received a Master of Science in Education degree from the SUNY College located in Cortland, New York.

PROMOTERS

The promoters of the Company are its officers and directors Anthony E. Lombardo, Margaret L. Sollish and Allison M. Clark.  In addition, the Company's promoters include its largest shareholders, Richard W. Jones, owner of a majority interest in Probst Capital, LLC, Mary Passalaqua, owner of Cobalt Blue, LLC and her husband Joseph Passalaqua of Liverpool, New York.

BOARD OF DIRECTORS AND COMMITTEES

The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time, because it engages in no business activities and it has inadequate financial resources at this time to hire such an expert. The Company anticipates that a qualified financial expert will be obtained at the time of a business combination.

PRIOR BLANK CHECK COMPANY EXPERIENCE

The officers and directors of the Company have no prior experience as officers or directors or owners of Blank Check Companies.

ITEM 6.  EXECUTIVE COMPENSATION.

As previously indicated, the Company has no employees and no employment agreements. In addition, none of the Company's officers or directors have received any cash remuneration since inception. Officers will not receive any remuneration until the consummation of an acquisition, if then. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. None of the officers and directors intend to devote more than a few hours a week to our affairs.

It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or more members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision to undertake any proposed transaction.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company.

There are no understandings or agreements regarding compensation our management will receive after a business combination is consummated.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

We are authorized to issue 100,000,000 shares of common stock with a par value of $.0001 per share. As of August 31, 2006, 12,900,000 shares of our common stock were issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

Our shareholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption or any sinking fund provision, and it carries no subscription or conversion rights. In the event of our liquidation, the holders of the common stock will be entitled to share equally in the corporate assets after satisfaction of all liabilities.

The description contained in this section does not purport to be complete. Reference is made to our certificate of incorporation and bylaws which are available for inspection upon proper notice at our offices, as well as to the Nevada Corporation Code for a more complete description covering the rights and liabilities of shareholders.

Holders of our common stock

(i)

have equal ratable rights to dividends from funds legally available therefore, if declared by our Board of Directors,

(ii)

are entitled to share ratably in all our assets available for distribution to holders of common stock upon our liquidation, dissolution or winding up;

(iii)

do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions; and

(iv)

are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of our stockholders.

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of outstanding shares voting for the election of directors can elect all of our directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Future Financing

We believe we have sufficient resources to locate and consummate a suitable business combination. However, we may issue additional securities, incur debt or procure other types of financing if needed. We have not entered into any agreements, plans or proposals for such financing and as of the current date we have no plans to do so. If we do need additional financing, there is no guarantee that such financing will be available to us or if available that such financing will be on terms acceptable to us.

Dividends

We were only recently organized, we have no earnings, and we have paid no dividends to date. Since we were formed as a blank check company with our only intended business being the search for an appropriate business combination, we do not anticipate having any earnings until such time that a business combination is reconfirmed by the stockholders. However, even after the consummation of a business combination, we may not have earnings or issue dividends.

Shares Eligible For Future Sale

There has been no public market for our common stock and we cannot assure you that a significant public market for our common stock will be developed. Sales of substantial amounts of common stock in the public market, or the possibility of substantial sales occurring, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

The 12,900,000 shares of our common stock currently outstanding are "restricted securities" as that term is defined in the Securities Act. At this time we have not entered into any agreement to register any of our issued and outstanding shares, although such agreement may be entered into in the future, or such an agreement may be made part of the terms of a future combination transaction.

We have not issued any options or warrants to purchase, or securities convertible into, our common equity.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND

     OTHER SHAREHOLDER MATTERS.

(a)

Market Information. The Company's common stock is not trading on any stock exchange. The Company is not aware of any market activity in its stock since its inception through the date of this filing. There are currently no shares of common stock that are subject to outstanding options or warrants to purchase, or securities convertible into the common stock of the Company. There are no shares of common stock that currently meet the requirement for sale under Rule 144, and the Company has not agreed to register any of its shares of common stock for sale by holders of such common stock. In addition, at this time none of the Company's common stock is being or has proposed to be publicly offered by the Company.

(b)

Holders. As of the date hereof, there are eight (8) holders of 12,900,000 shares of the Company's common stock.

(c)

Dividends. The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of the Company's business.

ITEM 2.  LEGAL PROCEEDINGS.

At this time, there are no material pending legal proceedings to which the Company is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There are not and have not been any disagreements between the Registrant and its accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

In connection with its formation, the Company issued 12,750,000 shares of its common stock at par value, and it issued 150,000 shares of common stock at $.01 per share. No underwriting discounts or commissions were paid in connection with such sales. The shares were sold to the persons listed in Part I of the Registration Statement under the heading "Security Ownership of Certain Beneficial Owners and Management". The shares owned by Mr. Anthony E. Lombardo, Margaret L. Sollish and Allison Clark were sold to them on January 20, 2006. The shares owned by Cobalt Blue, LLC and Probst Capital, LLC were sold to them on March 28, 2006. In addition, on January 17, 2006 shares were sold to Munski Auto Marine, Donald Willis, and Robert Penfield. No underwriter was involved in the sale of any of the shares.

All securities issued by the Company are deemed "restricted securities" within the meaning of that term as defined in Rule 144 of the Securities Act and have been issued pursuant to the "private placement" exemption under Section 4(2) of the Securities Act. Such transactions did not involve a public offering of Securities. Investors who purchased securities in the private placement had access to information on the Company necessary to make an informed investment decision. The Company has been informed that each shareholder is able to bear the economic risk of his investment and is aware that the securities were not registered under the Securities Act, and cannot be re-offered or re-sold unless they are registered or are qualified for sale pursuant to an exemption from registration. The transfer agent and registrar of the Company will be instructed to mark "stop transfer" on its ledger to assure that these securities will not be transferred absent registration or the availability of an exemption from registration.

Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising.

All purchasers represented in writing that they acquired the securities for their own accounts and not with the view to, or for resale in connection with any distribution. A legend was placed on each of the stock certificates issued stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our bylaws and articles of incorporation provide that our officers and directors are indemnified to the fullest extent provided by the Nevada Revised Statutes ("NRS").

Under the Nevada Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation.  Our Articles of Incorporation do not specifically limit the directors' immunity.  The NRS excepts from that immunity (a) a willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

The Company has not purchased insurance for the directors and officers which would provide coverage for their acts as an officer or director of the Company.

PART F/S

CRESCENDO CAPITAL CORP.

INDEX TO FINANCIAL STATEMENTS

Page No.

Independent Auditor's Report

20

Balance Sheet

May 31, 2006

21

Statements of Operations for the year ended

May 31, 2006 and the cumulative period from

January 17, 2006 (inception) to May 31, 2006

22

Statement of Stockholders' Equity

Since January 17, 2006 (inception) to May 31, 2006

23

Statements of Cash Flows for year ended

May 31, 2006 and the cumulative period from

January 17, 2006(inception) to May 31, 2006

24

Notes to Financial Statements

25-28

Balance Sheet

August 2006 (unaudited)

31

Statements of Operations for the three months ended

August 31, 2006 (unaudited) and the cumulative period

From January 17, 2006 (inception) to August 31, 2006

32

Statements of Cash Flows the three months ended

August 31, 2006 (unaudited) and the cumulative period

From January 17, 2006 (inception) to August 31, 2006

33

Notes to Financial Statements

34-37

Crescendo Capital Corp.

(A Development Stage Company)

Financial Statements

May 31, 2006

CONTENTS

Page

Independent Auditor's Report………………………………………………………………….20

Balance Sheet

May 31, 2006…………………………………………………………………………………..21

Statements of Operations for the year ended

May 31, 2006 and the cumulative period from

January 17, 2006 (inception) to May 31, 2006…………………………………………….......22

Statement of Stockholders' Equity

Since January 17, 2006 (inception) to May 31, 2006………………………………………….23

Statements of Cash Flows for year ended

May 31, 2006 and the cumulative period from

January 17, 2006(inception) to May 31, 2006…………………………………………………24

Notes to Financial Statements………………………………………………………………25-28

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Crescendo Capital Corporation

Liverpool, NY

We have audited the accompanying balance sheet of Crescendo Capital Corporation (a development stage company) as of May 31, 2006, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the period from inception on January 17, 2006, through May 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crescendo Capital Corporation as of May 31, 2006, and the results of its operations and its cash flows for the period from inception on January 17, 2006, through May 31, 2006, in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered a loss from operations since inception.  This raises substantial doubt about the Company's ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HJ & Associates, LLC

Salt Lake City, Utah

August 18, 2006

CRESCENDO CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEET
May 31, 2006

ASSETS
Current Assets:
Cash	$ 2,527

Total Current Assets	2,527

TOTAL ASSETS	$ 2,527

LIABILITIES & EQUITY
Current Liabilities:
Shareholder Loan	$ 686

Total Current Liabilities	686

Total Liabilities	686

Stockholders' Equity
Preferred Stock- $.0001 par value; 10,000,000
shares authorized; 0 shares outstanding	-
Common Stock- $.0001 par value;100,000,000
shares authorized;12,900,000 shares outstanding	1,290
Stock Subscription Receivable	(75)
Additional Paid-In Capital	1,485
Deficit Accumulated During the Development Stage	(859)

Total Stockholders' Equity	1,841

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,527

The accompanying notes are an integral part of these financial statements

CRESCENDO CAPITAL CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

		Cumulative
		since
	For the	January 17,
	Five Months	2006
	Ended	Inception of
	May 31,	Development
	2006	Stage
Revenues:
Total Revenue	-	-

Expenses:
General and Administrative	859	859
Total Expenses	859	859

Net Loss	$ (859)	$ (859)

Basic & Diluted Loss per Share	0.00

Weighted Average Shares
Outstanding	10,595,850

The accompanying notes are an integral part of these financial statements

CRESCENDO CAPTIAL CORP.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
					January 17,
					2006
					Inception of
	Common Stock		Paid in	Stock	Development
	Shares	Par Value	Capital	Receivable	Stage

Balance at January 17, 2006 (Inception)	-	$ -	$ -	$ -	$ -

Stock Issued for Cash
on January 17, 2006 at .01 per share	150,000	15	1,485		1,500

Stock Issued as a Stock Receivable
on January 20, 2006 at .0001 par value	750,000	75	-	(75)	-

Stock Issued for Cash on
March 28, 2006 at .0001 par value	12,000,000	1,200	-	-	1,200

Net Loss	-	-	-	-	(859)

Balance at May 31, 2006	12,900,000	$ 1,290	$ 1,485	$ (75)	$ 1,841

The accompanying notes are an integral part of these financial statements

CRESCENDO CAPTIAL CORP.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
		Cumulative
		since
	For the	January 17,
	Five Months	2006
	Ended	Inception of
	May 31,	Development
	2006	Stage
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss	$ (859)	$ (859)
Net Cash Used in Operating Activities	(859)	(859)

CASH FLOWS FROM INVESTING
ACTIVITIES
Net Cash Provided by Investing Activities	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES:
Common Stock Issued for Cash	2,700	2,700
Proceeds from Shareholder Loan	686	686
Net Cash Provided by Financing Activities	3,386	3,386

Net Increase in Cash	2,527	2,527
Cash at Beginning of Period	-	-
Cash at End of Period	$ 2,527	$ 2,527

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$ -	$ -
Income Taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock Issued as Stock Receivable	75	75
The accompanying notes are an integral part of these financial statements

CRESCENDO CAPTIAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that Crescendo Capital Corp. (hereto referred to as the “Company”) will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern.”  The Company has had no activity for the year end May 31, 2006, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis.  The Company’s future capital requirements will depend on numerous factors including, but not limited to, continued progress in finding a merger candidate and the pursuit of business opportunities.

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern”.  While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.  If the Company were unable to continue as a “going concern,” then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

The Company was incorporated under the laws of the State of Nevada on January 17, 2006 under the name Crescendo Capital Corp.  The Company is to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business.  Since it’s inception on January 17, 2006, the Company is in the development stage, and has not commenced planned principal operations.  The Company has a May 31 year end.

Nature of Business

The Company has no products or services as of May 31, 2006.  The Company was organized as a vehicle to seek merger or acquisition candidates.  The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

CRESCENDO CAPITAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (Continued)

Development Stage Company

The Company has not begun principal operations and as is common with a development stage company, the Company will have recurring losses during its development stage.  The Company’s financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.  In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

This summary of accounting policies for Crescendo Capital Corp. (a development stage company) is presented to assist in understanding the Company’s financial statements.  The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Loss per Share

Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders’ weighted average number of common shares outstanding during the years.  There were no common equivalent shares outstanding at May 31, 2006.

CRESCENDO CAPITAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

NOTE 3 - INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes.”  SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

NOTE 4 - COMMITMENTS

As of May 31, 2006, all activities of the Company have been conducted by corporate officers from either their homes or business offices.  Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5- COMMON STOCK TRANSACTIONS

During the year ended May 31, 2006, the Company issued 12,900,000 shares of common stock for cash.  150,000 shares were issued for .01 per share and 12,750,000 shares were issued for .0001 per share.

On January 17, 2006, the Company issued 150,000 shares of common stock for cash.  Shares were issued for .01 per share.

On January 20, 2006, the Company issued 750,000 shares of common stock as a stock receivable for .0001 per share.

On March 28, 2006, the Company issued 12,000,000 shares of common stock for cash.  Shares were issued for .0001 per share.

CRESCENDO CAPITAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 6 – RELATED PARTY TRANSACTION

As of May 16, 2006, Buker Jones & Haley has loaned the Company $686.  This loan is payable on demand and carries an interest rate of 8%.

On January 20, 2006 the Company issued 400,000 shares to Anthony Lombardo, President of the Company/ Director, for services rendered.

On January 20, 2006 the Company issued 200,000 shares to Margaret Sollish, Secretary of the Company/ Director, for services rendered.

On January 20, 2006 the Company issued 150,000 shares to Allison Clark, Treasurer of the Company, for services rendered.

Crescendo Capital Corp.

(A Development Stage Company)

-:-

August 31, 2006

(Unaudited)

CONTENTS

Page

Balance Sheet

August 2006 (unaudited)……………………………………………………………………....

31

Statements of Operations for the three months ended

August 31, 2006 (unaudited) and the cumulative period

From January 17, 2006 (inception) to August 31, 2006……………………………………….

32

Statements of Cash Flows the three months ended

August 31, 2006 (unaudited) and the cumulative period

From January 17, 2006 (inception) to August 31, 2006…………...…………………………..

33

Notes to Financial Statements…………...…………………………..

34-37

CRESCENDO CAPITAL CORP.
(A Development Stage Company)
BALANCE SHEET
August 31, 2006
(Unaudited)
ASSETS
Current Assets:
Cash	$ 2,157

Total Current Assets	2,157

TOTAL ASSETS	$ 2,157

LIABILITIES & EQUITY
Current Liabilities:
Accounts Payable	861
Shareholder Loan	686

Total Current Liabilities	1,547

Total Liabilities	1,547

Stockholders' Equity
Preferred Stock- $.0001 par value; 10,000,000
shares authorized; 0 shares outstanding	-
Common Stock- $.0001 par value;100,000,000
shares authorized;12,900,000 shares outstanding	1,290
Additional Paid-In Capital	1,485
Deficit Accumulated During the Development Stage	(2,165)

Total Stockholders' Equity	610

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,157

The accompanying notes are an integral part of these financial statements

(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Unaudited)
		Cumulative
		since
	For the	January 17,
	Three Months	2006
	Ended	Inception of
	August 31,	Development
	2006	Stage
Revenues:
Total Revenue	-	-

Expenses:
General and Administrative	1,306	2,165
Total Expenses	1,306	2,165

Net Loss	$ (1,306)	$ (2,165)

Basic & Diluted Loss per Share	(0.00)

Weighted Average Shares
Outstanding	10,595,850

Note: The Company was incorporated on January 17, 2006, accordingly the results of operations for the three months ended August 31, 2005 are not presented.

The accompanying notes are an integral part of these financial statements

CRESCENDO CAPITAL CORP. (A Development Stage Company) STATEMENT OF CASH FLOWS (Unaudited)
		Cumulative
		since
	For the	January 17,
	Three Months	2006
	Ended	Inception of
	August 31,	Development
	2006	Stage
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss	$ (1,306)	$ (2,165)
Increase in Accounts Payable	861	861
Net Cash Used in Operating Activities	(445)	(1,304)

CASH FLOWS FROM INVESTING
ACTIVITIES
Net Cash Provided by Investing Activities	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES:
Common Stock Issued for Cash	75	2,775
Proceeds from Shareholder Loan	-	686
Net Cash Provided by Financing Activities	75	3,461

Net Decrease (Increase) in Cash	(370)	2,157
Cash at Beginning of Period	2,527	-
Cash at End of Period	2,157	2,157

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$ -	$ -
Income Taxes	$ -	$ -

Stock Issued as Stock Receivable	75	75

Note: The Company was incorporated on January 17, 2006, accordingly the results of operations for the three months ended August 31, 2005 are not presented.
The accompanying notes are an integral part of these financial statements.

CRESCENDO CAPTIAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that Crescendo Capital Corp. (hereto referred to as the "Company") will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company's ability to continue as a "going concern."  The Company has had no activity for the year ending May 31, 2006, and the three months ending August 31, 2006.  The Company has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis.  The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in finding a merger candidate and the pursuit of business opportunities.

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern".  While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.  If the Company were unable to continue as a "going concern," then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

The accompanying unaudited condensed financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations.  The information furnished in the interim condensed financial statements includes normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements.  Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim condensed financial statements be read in conjunction with the Company's most recent audited financial statements and notes thereto.  Operating results for the three months ended August 31, 2006, are not necessarily indicative of the results that may be expected for the year ending May 31, 2006.

CRESCENDO CAPITAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (Continued)

Organization and Basis of Presentation

The Company was incorporated under the laws of the State of Nevada on January 17, 2006 under the name Crescendo Capital Corp.  The Company is to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business.  Since it's inception on January 17, 2006, the Company is in the development stage, and has not commenced planned principal operations.  The Company has a May 31 year end.

Nature of Business

The Company has no products or services as of August 31, 2006.  The Company was organized as a vehicle to seek merger or acquisition candidates.  The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

Development Stage Company

The Company has not begun principal operations and as is common with a development stage company, the Company will have recurring losses during its development stage.  The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.  In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

This summary of accounting policies for Crescendo Capital Corp. (a development stage company) is presented to assist in understanding the Company's financial statements.  The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

CRESCENDO CAPITAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Loss per Share

Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders' weighted average number of common shares outstanding during the years.  There were no common equivalent shares outstanding at August 31, 2006.

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

NOTE 3 - INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No.109, "Accounting for Income Taxes."  SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

NOTE 4 - COMMITMENTS

As of August 31, 2006, all activities of the Company have been conducted by corporate officers from either their homes or business offices.  Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

CRESCENDO CAPITAL CORP.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 5- COMMON STOCK TRANSACTIONS

On January 17, 2006, the Company issued 150,000 shares of common stock for cash.  Shares were issued for .01 per share.

On January 20, 2006, the Company issued 750,000 shares of common stock as a stock receivable for .0001 per share. A detailed explanation of the parties involved in this transaction is included in Note 6, Related Party Transactions.

On March 28, 2006, the Company issued 12,000,000 shares of common stock for cash.  Shares were issued for .0001 per share.

On June 28, 2006, the Company received payment on the Stock Receivable.  The 750,000 shares of Common Stock were purchased for .0001 per share. A detailed explanation of the parties involved in this transaction is included in Note 6, Related Party Transactions.

NOTE 6 – RELATED PARTY TRANSACTION

As of May 16, 2006, Buker Jones & Haley has loaned the Company $686.  This loan is payable on demand and carries an interest rate of 8%.

On January 20, 2006 the Company issued 400,000 shares to Anthony Lombardo, President of the Company/ Director, for services rendered valued at $.0001 per share.

On January 20, 2006 the Company issued 200,000 shares to Margaret Sollish, Secretary of the Company/ Director, for services rendered valued at $.0001 per share.

On January 20, 2006 the Company issued 150,000 shares to Allison Clark, Treasurer of the Company, for services rendered valued at $.0001 per share.

PART III

ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NO.

DESCRIPTION OF EXHIBIT

3.1

Certificate of Incorporation

3.2

Bylaws

4.1

Specimen Certificate of Common Stock

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Anthony E. Lombardo
Anthony E. Lombardo

Title: President

Dated:  September 19, 2006

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